1(714) 668-6264

stephencooke@paulhastings.com

February 12, 2014	32678.00001

VIA EDGAR

Ms. Aamira Chaudhry

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-3561

Re:	UTi Worldwide Inc.
Form 10-K for Fiscal Year Ended January 31, 2013
Filed on April 1, 2013
Form 10-Q for Quarter Ended October 31, 2013
Filed on December 10, 2013
File No. 000-31869

Dear Ms. Chaudhry:

Reference is made to the letter dated January 30, 2013 (“Letter”) to Richard G. Rodick, Chief Financial Officer of UTi Worldwide Inc. (the “Company”). As you discussed with Mr. Tachouet from the Company on the phone the other day, you have agreed to extend the date by which the Company is to respond to the Letter to February 21, 2014 and the Company intends to submit its response on or before such date.

If you have any questions regarding this letter, please feel free to contact me.

Sincerely,

/s/ Stephen D. Cooke

Stephen D. Cooke

of PAUL HASTINGS LLP

LEGAL_US_W # 77733653.1